Exhibit 99.5

STANDARD LITHIUM REPORTS FISCAL THIRD QUARTER 2023 RESULTS

Expands Project Portfolio to include Resource-Rich Texas Opportunity

Advances Work Supporting Flagship Arkansas Projects Feasibility Studies

Vancouver, British Columbia – May 11, 2023 – Standard Lithium Ltd. (“Standard Lithium” or the “Company”) (TSXV: SLI) (NYSE American: SLI) (FRA: S5L), a leading near-commercial lithium company, today reported its financial and operating results for the fiscal third quarter ended March 31, 2023.

"I am happy to report a productive third quarter across our holdings," stated Robert Mintak, CEO and Director. "We made continued progress and remain on schedule with the Lanxess Phase 1A Definitive Feasibility Study (DFS) and the South West Arkansas Pre-Feasibility Study (PFS) at our flagship lithium brine projects in South Arkansas. Additionally, we expanded our project development pipeline into the East Texas Smackover region and sampled what we believe to be the highest confirmed lithium grade brine in North America. With our strong cash position and business momentum, I am confident that we can keep advancing our commercial development strategy as we near the end of our fiscal year."

HIGHLIGHTS OF THE FISCAL THIRD QUARTER OF 2023 ENDED MARCH 31, 2023

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Significantly Expanded Resource Holdings Beyond Arkansas to Texas – Standard Lithium expanded its portfolio of projects in the Smackover Formation, acquiring the rights to one existing well and to drill a new deep well in East Texas. This builds on the Company’s work over the past three years to identify the most prospective areas in East Texas to secure high quality brine resources.

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Generated Highest Confirmed Grade Lithium Brine in North America – As part of its work in East Texas, Standard Lithium sampled, to the best of the Company’s knowledge, the highest confirmed lithium grade brine in North America, with a grade of 634 mg/L lithium. In Standard Lithium’s experience, higher grade lithium in brine used for DLE typically lowers capital expenditures and operating costs.

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Commenced Drilling Program at South West Arkansas Lithium Project – The drilling program, which covers two new locations and three re-entries of pre-existing plugged and abandoned oil and gas wells, will collect all necessary resource data for the upcoming PFS, as well as a majority of the resource data for the subsequent DFS. When complete, the PFS will provide an updated view of project feasibility and economics.

•	Maintained Strong Balance Sheet – Cash totaled CDN$91.4 million and the working capital surplus was CDN$88.7 million as of March 31, 2023.

NOTABLE EVENTS SUBSEQUENT TO THE THREE MONTHS ENDED MARCH 31, 2023

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Signed Joint Development Agreement with Koch Technology Solutions – Under the Joint Development Agreement, Standard Lithium and Koch Technology Solutions (KTS), a division of Koch Industries, will share data and jointly develop and commercialize integrated lithium brine processing flowsheets on an exclusive basis. Standard Lithium will integrate the proprietary KTS Li-Pro™ Lithium Selective Sorption (LSS) technology into a complete flowsheet solution, and KTS will provide performance guarantees for the deployment and operation of the technology at high levels of commercial lithium extraction.

CONSOLIDATED FINANCIAL STATEMENTS

The Company’s unaudited interim financial statements and management's discussion and analysis for the three- and nine-months ended March 31, 2023 are available on the Company's website at https://www.standardlithium.com/, and under the Company’s profiles on SEDAR and EDGAR.  All amounts are in Canadian dollars unless otherwise indicated.

About Standard Lithium Ltd.

Standard Lithium is a leading near-commercial lithium development company with a portfolio of projects in process. The Company’s flagship projects, the Lanxess Project and the South West Arkansas Project, are located in Southern Arkansas near the Louisiana state line. The Company is focused on the evaluation and testing of commercial lithium extraction and purification from brine sourced from approximately 180,000 acres of unitized leases across these two projects. The Company operates a first-of-a-kind industrial-scale Direct Lithium Extraction (DLE) Demonstration Plant at the Lanxess Project. The scalable, environmentally friendly process eliminates the use of evaporation ponds, reduces processing time from months to hours and greatly increases the effective recovery of lithium. A Definitive Feasibility Study (DFS) and Front-End Engineering Study (FEED) for Phase 1A of the Lanxess Project commenced in September 2022. A Preliminary Feasibility Study (PFS) of the South West Arkansas Project commenced in May 2022. The Company is also pursuing the resource development of approximately 45,000 acres of mineral leases located in the Mojave Desert in San Bernardino County, California.

Standard Lithium is jointly listed on the TSX Venture Exchange and the NYSE American under the trading symbol “SLI”; and on the Frankfurt Stock Exchange under the symbol “S5L”. Please visit the Company’s website at www.standardlithium.com.

For further information contact:

LHA Investor Relations

David Barnard

+1 415-433-3777

standardlithium@lhai.com

info@standardlithium.com

Twitter: @standardlithium

LinkedIn: https://www.linkedin.com/company/standard-lithium/

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release may contain certain “Forward-Looking Statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used in this news release, the words “anticipate”, “believe”, “estimate”, “expect”, “target, “plan”, “forecast”, “may”, “schedule” and other similar words or expressions identify forward-looking statements or information. These forward-looking statements or information may relate to development of a commercial lithium plant, completion of definitive feasibility study, future prices of commodities, accuracy of mineral or resource exploration and drilling activity, reserves or resources, regulatory or government requirements or approvals, the reliability of third party information, continued access to mineral properties or infrastructure, fluctuations in the market for lithium and its derivatives, changes in exploration costs and government regulation in Canada and the United States, and other factors or information. Such statements represent the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social risks, contingencies and uncertainties. Many factors, both known and unknown, could cause results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements and information other than as required by applicable laws, rules and regulations.